Mail Stop 4561

November 5, 2008

VIA USMAIL and FAX (714) 667 - 6860

Ms. Shannon K S Johnson
Chief Financial Officer
Grubb & Ellis Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705

>   **Re: Grubb & Ellis Apartment REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed on March 28, 2008**
>   **File No. 000-52612**

Dear Ms. Shannon K S Johnson:

　　　　We have reviewed your response letter dated October 24, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Consolidated Statements of Cash Flows, page 83

1.   We have considered your response to comment 2. Please confirm that in situations in which the company keeps the security deposit in event of default or damage to the property, that the cash would be reclassed to operating and expand your disclosures to clarify your accounting policy.

Certifications

2.   We note the language in the certification from your Chief Financial Officer, filed as Exhibit 31.2, does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the duplication of the language in paragraph 4(c) and the exclusion of the language in paragraph 4(b). Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the

Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief